UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Tender Offer of DV8

AsiaStrategy (formerly Top Win International Limited) (Nasdaq: SORA), a Cayman Islands exempted company (the “Companuy”), previously disclosed in its current report on Form 6-K dated July 7, 2025 that AsiaStrategy Topwin SG Pte. Ltd., a subsidiary of the Company, had announced an intention to make a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (SET: DV8), a public company listed on The Stock Exchange of Thailand (“DV8”).

The Board of Directors wishes to announce that (i) the tender offer period ended on August 20, 2025 and (ii) the tender offer was completed on August 22, 2025 whereupon AsiaStrategy Topwin SG Pte. Ltd. (the “Purchaser”) was allocated with the Purchaser’s tender shares, being 114,638,700 target shares, representing approximately 7.07% of the total issued and paid-up share capital of DV8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Director and Co-Chief Executive Officer

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